AURORA GEOSCIENCES LTD.
GEOLOGY GEOPHYSICS

YELLOWKNIFE OFFICE
3502 Raccine Rd.
Yellowknife, NT X1A 3J2
Phone (867) 920-2729
Fax (867) 873-3816
E-mail : mail@aurorageosciences.com

CONSENT of AUTHOR

TO: Western Copper Corporation
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Authorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Office of the Administrator of Securities
PEI Provincial Affairs & Attorney General
Department of Government Services and Lands, Government of Newfoundland and Labrador
The Toronto Stock Exchange

I, Ronald James Robinson, refer to the technical report titled " Technical Report on the Mineral Resource Estimate For the Carmacks Copper Project, Whitehorse Mining Division, Yukon Territory, for Western Copper Corp. " dated January 8, 2007 (the "Technical Report") prepared for Western Copper Corporation by Aurora Geosciences Ltd..

I confirm that I provide written consent to the filing of the Technical Report on SEDAR by Western Copper Corporation.

I confirm that I have read the written disclosure relating to the subject matter of the Technical Report contained in the Annual Information Form dated March 23, 2007 which is being filed on SEDAR and that the information fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated as of the 1ST day of April, 2007.

[signature]

Signature of Qualified Person

R. J. ROBINSON

Print Name of Qualified Person